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SEC FILE NUMBER
8-09698

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

AUG 01 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/21 (MM/DD/YY) AND ENDING 05/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercoastal Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E Palmetto Park Road, Suite 108
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Rogers	561-931-4650	jrogers@intercoastalcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Company, P.A.
(Name – if individual, state last, first, and middle name)

2295 NW Corporate Blvd. Ste 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

9/24/2003	106
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature] Lorea J. Caruso
Notary Public

LOREA J. CARUSO
Notary Public, State of New York
Qualified in Erie County
My Commission Expires April 30, 2023

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Supplemental Information

The information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2015
Boca Raton, Florida
July 29, 2022

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2022

ASSETS		
Cash and cash equivalents	$	128,999
Securities owned, at fair value		36,188,049
Due from clearing brokers, net		582,016
Clearing broker deposits		451,652
Prepaid expenses and other assets		381,072
Fixed assets, net		212,352
Right-of-use asset		391,700
Total assets	$	38,335,840
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to clearing brokers, net	$	25,585,110
Compensation payable		404,638
Accounts payable and accrued expenses		60,462
Accrued expenses – related party		175,213
Securities sold not yet purchased, at fair value		3,309,898
Lease obligation		411,349
Payroll Protection Program loan payable		324,985
Total liabilities		30,271,655
Commitments and Contingencies (Note 7)		
Stockholder's equity:		
Common stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional paid-in-capital		3,801,063
Retained earnings		3,763,122
Total stockholder's equity		8,064,185
Total liabilities and stockholder's equity	$	38,335,840

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2022

REVENUES:		
Principal transactions	$	2,700,074
Interest and dividends		1,375,389
Total revenues		4,075,463
EXPENSES:		
Commissions		1,601,277
Data and communications		1,408,290
Salaries and benefits		533,666
Interest and dividends		420,428
Clearance and execution		363,783
Occupancy		235,282
Professional fees		110,746
Regulatory fees		67,443
Depreciation		53,929
Travel and entertainment		26,472
Other operating expenses		52,689
Total expenses		4,874,005
NET LOSS	$	(798,542)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2022

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of May 31, 2021	500,000	$ 500,000	$ 3,801,063	$ 5,021,664	$ 9,322,727
Net Loss	-	-	-	(798,542)	(798,542)
Stockholder distributions	-	-	-	(460,000)	(460,000)
Balance as of May 31, 2022	500,000	$ 500,000	$ 3,801,063	$ 3,763,122	$ 8,064,185

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(798,542)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		53,929
Non-cash lease expense		4,760
Unrealized trading loss		455,362
Changes in operating assets and liabilities:		
Securities owned, at fair value		(5,065,463)
Due from clearing brokers		(235,926)
Prepaid expenses and other assets		(168,739)
Compensation payable		89,053
Due to clearing brokers		3,821,823
Accounts payable and accrued expenses		(2,492)
Accrued expenses – related party		131,410
Securities sold not yet purchased, at fair value		1,847,373
Total adjustments		931,090
Net cash provided by operating activities		132,548
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder distributions		(460,000)
Net cash used in financing activities		(460,000)
NET CHANGE IN CASH		(327,452)
Cash and cash equivalents, beginning of year		456,451
Cash and cash equivalents, end of year	$	128,999
Supplemental disclosure of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC (the "Parent"). The Company's present operations include the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The most significant estimates in accompanying financial statements is the valuation of the rights of use asset and corresponding lease liability, collectability of receivables and estimated life of fixed assets.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2022, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits.

Securities Transactions
The Company is engaged in the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities through securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Due to/from clearing brokers
Amounts due from clearing brokers represent monthly commissions, clearing fees, and accrued interest which is paid to the Company from the clearing brokers on a monthly basis. Amounts due to clearing brokers represent credit extended by the clearing brokers net of cash held at the clearing brokers inclusive of required deposits and maintenance balances. The credit extended is collateralized by securities positions held by the Company.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2022, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2022, the tax years since 2019 remain open for audit.

Defined Contribution Plan
The Company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2022 the Company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $27,760 to the plan for the year ended May 31, 2022.

Leases
The Company adopted *ASC 842 – Leases* on June 1, 2019, which requires the recording of a right-of-use ("ROU") asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a term of 12 months or less.

Credit Losses
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requires the immediate recognition of management's estimates of current expected credit losses.

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital Rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $4,542,641, which is $4,442,641 above the $100,000 net capital amount required to be maintained at May 31, 2022. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .145 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to their value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains (loss) and fair value by significant investment category as of May 31, 2022:

	Adjusted Costs	Unrealized Gains (Losses)	Fair Value Level 2
Securities Owned			
Government Agency Bonds	$ 20,200,429	$ (2,345,731)	$ 17,854,698
Municipal Bonds	6,613,118	(13,374)	6,599,744
Certificates of Deposit	5,066,474	(3,645)	5,062,829
Corporate Bonds	3,063,268	(94,427)	2,968,841
Private Label Asset-Backed Bonds	3,538,064	163,873	3,701,937
Totals	$ 38,481,353	$ (2,293,304)	$ 36,188,049
Securities Sold, Not Yet Purchased			
U.S. Treasury Bonds	$ 3,274,231	$ (14,574)	$ 3,259,657
Municipal Bonds	51,102	(861)	50,241
Totals	$ 3,325,333	$ (15,435)	$ 3,309,898

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment. furniture and fixtures and leasehold improvements with the following balances at May 31, 2022:

Computer equipment	$ 7,925
Furniture and fixtures	121,324
Leasehold improvements	326,163
Total Costs	455,412
Less: Accumulated depreciation and amortization	(243,060)
Fixed assets, net	$ 212,352

Depreciation expense for the year ended May 31, 2022 was $53,929.

NOTE 6 – DUE FROM, TO CLEARING BROKERS, NET

Amounts due to clearing brokers, net at May 31, 2022 consist of the following:

Payable to clearing brokers	$ 30,135,910
Less: collateral for securities borrowed/loaned	4,550,800
Due to clearing brokers, net	$ 25,585,110

The interest rate computation and approximate rates charged are as follows:

- StoneX Financial, Inc. – Cost of funds + 75 Basis Points
- Hilltop Securities – Federal Funds + 150 Basis Points
- Mirae Asset Securities – Overnight Bank Funding Rate + 140 Basis Points

Amounts due from clearing brokers, net at May 31, 2022 consist of the following:

Receivable from current month activity	$ 471,987
Accrued interest receivable	110,029
Due from clearing brokers, net	$ 582,016

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Clearing Agreements

The Company maintains a Fully Disclosed Clearing Agreement with StoneX Financial, Inc. The agreement was signed in November 2016 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement with Hilltop Securities, Inc. The agreement was signed in October 2018 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement with Mirae Asset Securities (USA), Inc. The agreement was signed in October 2019 and renews on a yearly basis at the same terms.

Office Lease Obligations

The Company has five lease commitments for its offices in Boca Raton Florida, Boonton New Jersey, Summit New Jersey, Buffalo New York, and Charlotte North Carolina.

Rent expense for all office leases discussed below, including Common Overhead Maintenance (CAM) and other miscellaneous charges under all leases, for the year ended May 31, 2022 totaled $215,904.

Short Term Leases

In January 2018, the Company entered into a lease in Buffalo, New York for an executive suite with a fixed monthly rent of $700. The lease also includes furnishings, telephone, telephone lines, and internet access. There was an installation, administration and set-up fee. A parking space is also included in the rent. This lease term is one year, commencing February 1, 2018, and has been renewed for consecutive one-year terms. The current term expires January 31, 2023 at a rent of $815 a month. A security deposit of $700 was required. Future minimum lease payments for fiscal year 2023 are $6,520.

In October 2021, the Company extended their annual lease in Charlotte, North Carolina for a fully furnished, staffed, and equipped executive suite with a fixed monthly rent of $990 and a security deposit of $1,838. Future minimum lease payments for fiscal year 2023 are $7,920.

In August 2018, the Company entered into an "as is basis" one-year sublease, with the option to extend year by year, in Summit, New Jersey. The Company paid a security deposit of $1,838. The current one-year sublease extension expires in August 2022. The current rent is $950 a month. The future minimum lease payments for fiscal year 2023 are $2,850.

In March 2022, the Company entered into a lease in Boonton, New Jersey for office space with a fixed monthly rent of $1,375 and a security deposit of $2,063. The initial lease term ends July 31, 2022 and has been extended through February 28, 2023. The future minimum lease payments for fiscal year 2023 are $12,375.

Long Term Lease Right of Use Asset and Lease Obligation

On October 15, 2019, the Company entered into a seven-year lease with a related party affiliate for a new Boca Raton, Florida office for approximately 4,324 square feet. A $ 13,210 deposit was paid at that time. The agreed upon monthly rent for the first year is $9,008 and a CAM fee of $4,201 with a 3% annual increase in the base rent each year. Utilities and common area maintenance (CAM) services, as calculated by the landlord, shall be the Company's responsibility.

In adopting ASC Topic 842, Leases (Topic 842), the Company has elected the 'package of practical expedients', which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 month or less. At lease inception, the Company recorded right-of-use assets and lease liabilities of $550,834.

The significant assumption used to determine the present value of the lease liability was a discount rate of 12% which was based on the Company's estimated incremental borrowing rate.

Right-of-use asset ("ROU") is summarized below:

		May 31, 2022
Operating office lease	$	550,834
Less: accumulated reduction		(159,134)
Balance of ROU asset as of May 31, 2022	$	391,700

Operating lease liability related to the ROU asset is summarized below:

		May 31, 2022
Operating office lease	$	550,834
Less: accumulated reduction		(139,485)
Balance of lease liability as of May 31, 2022	$	411,349

Future minimum lease payments under the non-cancelable long-term operating lease as of May 31 are as follows:

Year ended May 31, 2023	$	129,352
Year ended May 31, 2024		120,486
Year ended May 31, 2025		124,101
Year ended May 31, 2026		127,824
Year ended May 31, 2027		43,026
		544,789
Less: Imputed interest		(133,440)
Present value of lease liabilities	$	411,349

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.

Legal Matters

In May 2019, the Company initiated an arbitration suit against a former trader to recover net losses in his trading account, as per that trader's employment contract. A settlement agreement was signed effective January 17, 2020. The trader gave the firm an initial payment of $7,500 and agreed to pay $1,100 monthly for twenty-four (24) months. As of May 31, 2022, the balance due to the Company is $4,400 and is included in prepaid expenses and other assets on the accompanying statement of financial condition.

NOTE 8 – LOANS PAYABLE

The Paycheck Protection Program (PPP) offers loans designed to provide a direct incentive for small businesses to keep their workers on the payroll. The Small Business Administration (SBA), will forgive loans if all employee retention criteria are met, and the funds are used for eligible expenses. On April 27, 2021, the firm received a $324,985 PPP loan. This PPP loan has an annual interest rate of 1% and is payable in 18 equal monthly installments beginning six months after the loan date. The entire amount is anticipated to be forgiven but the Company is treating the amount as a liability until the forgiveness application is completed and approved. For Net Capital purposes, the entire $324,985 balance of the loan is treated as non-aggregate indebtedness and is added back to Net Capital.

NOTE 9 – RELATED PARTY TRANSACTIONS

Distributions paid to the Parent during the fiscal year ended May 31, 2022 were $460,000.

As of May 31, 2022, the Company owes a related party $175,213 for outstanding rent due on the Boca Raton, Florida office lease (see Note 7).

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2022, cash in banks did not exceed the federally insured limits.

At May 31, 2022, the due from clearing brokers balance consists of receivables from 3 clearing firms, none of which exceeds $500,000.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 29, 2022, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

SUPPLEMENTAL INFORMATION

Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT of 1934
AS OF MAY 31, 2022

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	8,064,185
Add: Paycheck Protection Program loan		324,985
Total stockholder's equity and allowable subordinated liabilities	$	8,389,170
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		382,724
Property and equipment		212,352
Total non-allowable assets		595,076
Net capital before haircuts on securities positions		7,794,094
Less haircuts:		
Exempted securities		1,428,243
Debt securities		1,823,211
Undue concentration		-
Total haircuts		3,251,454
Net capital	$	4,542,640

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required - 6-2/3% of aggregate indebtedness or $100,000, whichever is greater	$	100,000
Excess net capital	$	4,442,640

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	659,962
Percentage of aggregate indebtedness to net capital		14.53%

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of May 31, 2022, submitted on June 24, 2022.

Schedule II

INTERCOASTAL CAPITAL MARKETS, INC.

Statement on Exemption from Computation for Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3

AS OF MAY 31, 2022

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 due to its activities related to proprietary trading.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which:

(1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions").
(2) Intercoastal Capital Markets, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.
(3) Intercoastal Capital Markets, Inc. stated that it is also filing its Exemption Report because its other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading and it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended May 31, 2022 without exception.

Intercoastal Capital Markets, Inc.'s management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended May 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 29, 2022

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Exemption Report - Intercoastal Capital Markets, Inc.

Intercoastal Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) (2) (ii) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from June 1, 2021 through May 31, 2022 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended May 31, 2022 without exception.

____

Intercoastal Capital Markets, Inc.

I, John Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President